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                                                           EXHIBIT (c)(2)(iii)





                                                               September 3, 1997



Mr. James J. Manfield, Jr.
Chairman & CEO
Vitronics Corporation
1 Forbes Road
Newmarket, NH 03857-2099

Dear Jim,

Dover Technologies, effective with a successful conclusion of our tender offer for Vitronics, guarantees to cause Vitronics, or its successor to honor the following employment arrangement with you:

TERM: This agreement will be for a period of two years commencing on the date of merger between Vitronics and DTI Intermediate, Inc.

SALARY: Salary of $157,500/annum. The salary will be paid in accordance with the policies and procedures of Vitronics. You will be eligible for a salary increase in early '98 commensurate with increases given to the senior executive team of Soltec/Vitronics, only if you are still engaged in the transition work of consolidating Soltec and Vitronics.

BONUS: In January 1998, you will be paid a bonus to be determined in accordance with past practices of Vitronics, using September 30, 1997 YTD financials to determine the 15% PTP bonus pool. In January 1999, you will paid a bonus of $50,000 conditioned upon you not undertaking any activity which hinders, impedes or imparts ill will to Dover's program to combine Soltec and Vitronics.

EXPENSES AND FRINGE BENEFITS: You shall be reimbursed for business related expenses in accordance with the applicable Vitronics policies and procedures. You shall be entitled to participate in any plans maintained by Vitronics related to retirement, health, disability, life insurance, vacation, and other benefits in accordance with the policies and practices established by Vitronics/Soltec. In addition, you will continue to have use of the company-owned auto.

TAXES: All payments pursuant to above shall be subject to Vitronics/Soltec usual withholding practices and compliant with existing federal and state requirements regarding the withholding of taxes.

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Mr. James J. Manfield, Jr.
Page 2
September 3, 1997




DUTIES AND RESPONSIBILITIES: You agree to devote substantially your entire business time and attention to assisting Michiel van Schaik with the transition work of merging (operationally) Vitronics and Soltec. Such duties will be commensurate with that normally associated with a senior executive officer. The period of time for the transition work will be determined by Michiel van Schaik, but in no event will it be more than 12 months. The conduct of private business affairs (including outside directorships and part-time consulting arrangements) and participation in charitable and professional organizations is allowed so long as such activities do not interfere with your duties and responsibilities at Vitronics/Soltec.

It is recognized that, upon completion of the transition period, you will be free to devote your entire time and attention to other interests and pursuits and your salary and benefits would continue for the remainder of the two-year period with the following exception:

If prior to the expiration of the two-year period you accept and commence other full-time employment, the payments of salary would continue, the company auto would be returned to Vitronics, and health, life, disability benefits would cease, subject to your rights under COBRA.

In the event of your death prior to the expiration of the above referenced 24 months, any remaining salary payments will be paid to a designee of your choice.

To the extent permitted by law, Vitronics will pay all related legal expenses associated with the lawsuit by Conceptronics.





Accepted by: /s/ James J. Manfield, Jr.       Offered by: /s/ Robert Livingston
             -------------------------------              ----------------------
             James J. Manfield, Jr.                       Robert Livingston, CFO
             Chairman, Vitronics Corporation              Dover Technologies